Mail Stop 3561

November 28, 2006

Ms. Joan Holstein Hilson
Executive Vice President and Chief Financial Officer
American Eagle Outfitters, Inc.
150 Thorn Hill Drive
Warrendale, Pennsylvania 15086-7528

      RE: American Eagle Outfitters, Inc.
             Form 10-K for Fiscal Year Ended January 28, 2006
             Filed April 5, 2006
             Forms 10-Q for Fiscal Quarters Ended April 29 and July 29, 2006
             File No. 0-23760

Dear Ms. Hilson:

We have completed our review of your Form 10-K and related filings and have no further
comments at this time.

                            Sincerely,

                            Michael Moran
                            Branch Chief